

Mail Stop 3720

July 27, 2016

Rory O'Dare
President & CEO
Mobad Service Corporation
1441 Ocean Drive
Vero Beach, FL 32963

> **Re: Mobad Service Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 26, 2016**
> **File No. 333-211958**

Dear Mr. O'Dare:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   The disclosure in the third sentence on page 6 indicates that none of Mr. O'Dare's shares will be sold until after the Company completes its offering. Clarify whether this means none of his shares will be sold until after an acquisition takes place or until the Company has sold all 10 million shares. Also, clarify why the proceeds from the sale of his shares will be released to the Company upon the expiration of the escrow (second paragraph on page 2) rather than being released to him.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications